Exhibit (3)(i) Amendment to the Articles of Incorporation of World Health Alternatives, Inc.

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF WORLD HEALTH ALTERNATIVES, INC.

1. Name of Corporation: WORLD HEALTH ALTERNATIVES,INC.

2. The Board of Directors of World Health Alternatives, Inc., adopted the resolution approving the amendment to the Articles of Incorporation on September 27, 2002.

3. This amendment to the Articles of Incorporation of World Health Alternatives, Inc. does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division or combination.

4. The authorized common stock of the corporation shall be increased from 100,000,000 shares of common stock to 200,000,000 shares of common stock.

5. This amendment to the Articles of Incorporation of was made in connection with the two (2) share for one (1) share forward stock split of World Health Alternatives, Inc's common stock increasing World Health Alternative's authorized common stock from 100,000,000 to 200,000,000 shares.

6. Article 4 of the Articles of Iincorporation of World Health Alternatives Inc. is deleted in its entirety and replaced with the following:

"ARTICLE IV
The maximum number of common shares this Corporation is authorized to issue is 200,000,000, shares of common and 100,000,000 shares of preferred."

7. This amendment was adopted by the Board of Directors without shareholder approval and shareholder action was not required.

Signatures (Required):

/s/ Edward Siceloff
Edward Siceloff-President and Chairman of the Board of Directors